BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 31 January 2008

1. Name of applicant:

Cadbury Schweppes plc

2. Name of scheme

Savings Related Share Option Scheme 1982

3. Period of return:

From	1 July 2007	To	31 December 2007

4. Balance under scheme from previous return:

255,024 Ordinary Shares of 12.5p

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

3,000,000 Ordinary Shares of 12.5p

6. Number of securities issued/allotted under scheme during period:

126,010 Ordinary Shares of 12.5p

7 Balance under scheme not yet issued/allotted at end of period

3,129,014 Ordinary Shares of 12.5p

8. Number and class of securities originally listed and the date of admission

41,150,000 Ordinary Shares of 12.5p

9. Total number of securities in issue at the end of the period

2,109,108,434 Ordinary Shares of 12.5p

Name of contact	Yasmin Valibhai

Address of contact	25 Berkeley Square, London, W1J 6HB

Telephone number of contact	020 7830 6829

Signed by .........................................
Director of Group Secretariat,
for and on behalf of Cadbury Schweppes plc

Name of applicant J M Mills

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 31 January 2008

1. Name of applicant:

Cadbury Schweppes plc

2. Name of scheme

Share Option Plan 2004 (Formerly known as Share Option Plan 1994)

3. Period of return:

From	1 July 2007	To	31 December 2007

4. Balance under scheme from previous return:

3,982,766 Ordinary Shares of 12.5p

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

1,000,000 Ordinary Shares of 12.5p

6. Number of securities issued/allotted under scheme during period:

1,176,629 Ordinary Shares of 12.5p

7 Balance under scheme not yet issued/allotted at end of period

3,806,137 Ordinary Shares of 12.5p

8. Number and class of securities originally listed and the date of admission

46,600,000 Ordinary Shares of 12.5p

9. Total number of securities in issue at the end of the period

2,109,108,434 Ordinary Shares of 12.5p

Name of contact	Yasmin Valibhai

Address of contact	25 Berkeley Square, London, W1J 6HB

Telephone number of contact	020 7830 6829

Signed by .........................................
Director of Group Secretariat,
for and on behalf of Cadbury Schweppes plc

Name of applicant J M Mills

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 31 January 2008

1. Name of applicant:

Cadbury Schweppes plc

2. Name of scheme

Irish Savings-Related Share Option Scheme

3. Period of return:

From	1 July 2007	To	31 December 2007

4. Balance under scheme from previous return:

421,814 Ordinary Shares of 12.5p

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

N/A

6. Number of securities issued/allotted under scheme during period:

188,779 Ordinary Shares of 12.5p

7 Balance under scheme not yet issued/allotted at end of period

233,035 Ordinary Shares of 12.5p

8. Number and class of securities originally listed and the date of admission

3,124,000 Ordinary Shares of 12.5p

9. Total number of securities in issue at the end of the period

2,109,108,434 Ordinary Shares of 12.5p

Name of contact	Yasmin Valibhai

Address of contact	25 Berkeley Square, London, W1J 6HB

Telephone number of contact	020 7830 6829

Signed by .........................................
Director of Group Secretariat,
for and on behalf of Cadbury Schweppes plc

Name of applicant J M Mills

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 31 January 2008

1. Name of applicant:

Cadbury Schweppes plc

2. Name of scheme

Irish AVC Savings-Related Share Option Scheme

3. Period of return:

From	1 July 2007	To	31 December 2007

4. Balance under scheme from previous return:

87,313 Ordinary Shares of 12.5p

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

50,000 Ordinary Shares of 12.5p

6. Number of securities issued/allotted under scheme during period:

77,139 Ordinary Shares of 12.5p

7 Balance under scheme not yet issued/allotted at end of period

60,174 Ordinary Shares of 12.5p

8. Number and class of securities originally listed and the date of admission

1,274,000 Ordinary Shares of 12.5p

9. Total number of securities in issue at the end of the period

2,109,108,434 Ordinary Shares of 12.5p

Name of contact	Yasmin Valibhai

Address of contact	25 Berkeley Square, London, W1J 6HB

Telephone number of contact	020 7830 6829

Signed by .........................................
Director of Group Secretariat,
for and on behalf of Cadbury Schweppes plc

Name of applicant J M Mills

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 31 January 2008

1. Name of applicant:

Cadbury Schweppes plc

2. Name of scheme

Irish Employee Share Scheme (Profit Share)

3. Period of return:

From	1 July 2007	To	31 December 2007

4. Balance under scheme from previous return:

8,710 Ordinary Shares of 12.5p

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

20,000 Ordinary Shares of 12.5p

6. Number of securities issued/allotted under scheme during period:

10,928 Ordinary Shares of 12.5p

7 Balance under scheme not yet issued/allotted at end of period

17,782 Ordinary Shares of 12.5p

8. Number and class of securities originally listed and the date of admission

140,000 Ordinary Shares of 12.5p

9. Total number of securities in issue at the end of the period

2,109,108,434 Ordinary Shares of 12.5p

Name of contact	Yasmin Valibhai

Address of contact	25 Berkeley Square, London, W1J 6HB

Telephone number of contact	020 7830 6829

Signed by .........................................
Director of Group Secretariat,
for and on behalf of Cadbury Schweppes plc

Name of applicant J M Mills

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 31 January 2008

1. Name of applicant:

Cadbury Schweppes plc

2. Name of scheme

US Employees Share Option Plan (Formerly known as United States and Canada Employee Stock Purchase Plan 1994)

3. Period of return:

From	1 July 2007	To	31 December 2007

4. Balance under scheme from previous return:

533,066 Ordinary Shares of 12.5p

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

1,000,000 Ordinary Shares of 12.5p

6. Number of securities issued/allotted under scheme during period:

1,091,704 Ordinary Shares of 12.5p

7 Balance under scheme not yet issued/allotted at end of period

441,362 Ordinary Shares of 12.5p

8. Number and class of securities originally listed and the date of admission

9,100,000 Ordinary Shares of 12.5p

9. Total number of securities in issue at the end of the period

2,109,108,434 Ordinary Shares of 12.5p

Name of contact	Yasmin Valibhai

Address of contact	25 Berkeley Square, London, W1J 6HB

Telephone number of contact	020 7830 6829

Signed by .........................................
Director of Group Secretariat,
for and on behalf of Cadbury Schweppes plc

Name of applicant J M Mills

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 31 January 2008

1. Name of applicant:

Cadbury Schweppes plc

2. Name of scheme

Bassett Employee Share Scheme

3. Period of return:

From	1 July 2007	To	31 December 2007

4. Balance under scheme from previous return:

1,920 Ordinary Shares of 12.5p

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

N/A

6. Number of securities issued/allotted under scheme during period:

N/A

7 Balance under scheme not yet issued/allotted at end of period

1,920 Ordinary Shares of 12.5p

8. Number and class of securities originally listed and the date of admission

2,000 Ordinary Shares of 12.5p

9. Total number of securities in issue at the end of the period

2,109,108,434 Ordinary Shares of 12.5p

Name of contact	Yasmin Valibhai

Address of contact	25 Berkeley Square, London, W1J 6HB

Telephone number of contact	020 7830 6829

Signed by .........................................
Director of Group Secretariat,
for and on behalf of Cadbury Schweppes plc

Name of applicant J M Mills

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 31 January 2008

1. Name of applicant:

Cadbury Schweppes plc

2. Name of scheme

International Savings-Related Shares Option Scheme 1998

3. Period of return:

From	1 July 2007	To	31 December 2007

4. Balance under scheme from previous return:

518,717 Ordinary Shares of 12.5p

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

N/A

6. Number of securities issued/allotted under scheme during period:

20,084 Ordinary Shares of 12.5p

7 Balance under scheme not yet issued/allotted at end of period

498,633 Ordinary Shares of 12.5p

8. Number and class of securities originally listed and the date of admission

2,500,000 Ordinary Shares of 12.5p

9. Total number of securities in issue at the end of the period

2,109,108,434 Ordinary Shares of 12.5p

Name of contact	Yasmin Valibhai

Address of contact	25 Berkeley Square, London, W1J 6HB

Telephone number of contact	020 7830 6829

Signed by .........................................
Director of Group Secretariat,
for and on behalf of Cadbury Schweppes plc

Name of applicant J M Mills

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 31 January 2008

1. Name of applicant:

Cadbury Schweppes plc

2. Name of scheme

Asia Pacific Employee Share Acquisition Plan 2002

3. Period of return:

From	1 July 2007	To	31 December 2007

4. Balance under scheme from previous return:

335,418 Ordinary Shares of 12.5p

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

N/A

6. Number of securities issued/allotted under scheme during period:

73,089 Ordinary Shares of 12.5p

7 Balance under scheme not yet issued/allotted at end of period

262,329 Ordinary Shares of 12.5p

8. Number and class of securities originally listed and the date of admission

700,000 Ordinary Shares of 12.5p

9. Total number of securities in issue at the end of the period

2,109,108,434 Ordinary Shares of 12.5p

Name of contact	Yasmin Valibhai

Address of contact	25 Berkeley Square, London, W1J 6HB

Telephone number of contact	020 7830 6829

Signed by .........................................
Director of Group Secretariat,
for and on behalf of Cadbury Schweppes plc

Name of applicant J M Mills

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 31 January 2008

1. Name of applicant:

Cadbury Schweppes plc

2. Name of scheme

Americas Employees Share Option Plan 2005

3. Period of return:

From	1 July 2007	To	31 December 2007

4. Balance under scheme from previous return:

989,484 Ordinary Shares of 12.5p

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

1,000,000 Ordinary Shares of 12.5p

6. Number of securities issued/allotted under scheme during period:

536,780 Ordinary Shares of 12.5p

7 Balance under scheme not yet issued/allotted at end of period

1,452,704 Ordinary Shares of 12.5p

8. Number and class of securities originally listed and the date of admission

1,000,000 Ordinary Shares of 12.5p

9. Total number of securities in issue at the end of the period

2,109,108,434 Ordinary Shares of 12.5p

Name of contact	Yasmin Valibhai

Address of contact	25 Berkeley Square, London, W1J 6HB

Telephone number of contact	020 7830 6829

Signed by .........................................
Director of Group Secretariat,
for and on behalf of Cadbury Schweppes plc

Name of applicant J M Mills

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 31 January 2008

1. Name of applicant:

Cadbury Schweppes plc

2. Name of scheme

2004 (New Issue) Share Option Plan

3. Period of return:

From	1 July 2007	To	31 December 2007

4. Balance under scheme from previous return:

457,500 Ordinary Shares of 12.5p

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

3,000,000 Ordinary Shares of 12.5p

6. Number of securities issued/allotted under scheme during period:

2,810,203 Ordinary Shares of 12.5p

7 Balance under scheme not yet issued/allotted at end of period

647,297 Ordinary Shares of 12.5p

8. Number and class of securities originally listed and the date of admission

500,000 Ordinary Shares of 12.5p

9. Total number of securities in issue at the end of the period

2,109,108,434 Ordinary Shares of 12.5p

Name of contact	Yasmin Valibhai

Address of contact	25 Berkeley Square, London, W1J 6HB

Telephone number of contact	020 7830 6829

Signed by .........................................
Director of Group Secretariat,
for and on behalf of Cadbury Schweppes plc

Name of applicant J M Mills

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.